SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 26, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT
Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Legal & General Investment Management Limited
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
580,050 HSBC Global Custody Nominee (UK) Ltd A/c 775245
91,667  HSBC Global Custody Nominee (UK) Ltd A/c 360509
2,290,959 HSBC Global Custody Nominee (UK) Ltd A/c 357206
176,560 HSBC Global Custody Nominee (UK) Ltd A/c 747381
114,000 HSBC Global Custody Nominee (UK) Ltd A/c 866203
5 Number of shares/amount of stock acquired:

6 Percentage of issued class:

7 Number of shares/amount of stock disposed:
 250,000
8 Percentage of issued class:
 0.22%
9 Class of security:
2p Ordinary
10 Date of transaction:
 20 June 02
11 Date company informed:
25 Jun 02
12 Total holding following this notification:
3,253,236
13 Total percentage holding of issued class following this
notification:
2.91%
14 Contact name for queries:
Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
26 Jun 01




Additional Information:

NONE
SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  June 26, 2002              By: /s/ Stephen Going